[KLG SEATTLE LETTERHEAD]

May 13, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E. Washington, D.C. 20549

Attn: Jennifer Monick

Re:	Bellevue Life Sciences Acquisition Corp.

Amended Registration Statement on Form S-1

Submitted May 10, 2022

File No. 333-264597

Dear Ms. Monick:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on May 12, 2022 with respect to the Company’s Amended Registration Statement on Form S-1 (File No. 333-264597) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”) that includes responsive changes to the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

General

1.

We note the response to comment 1 that you have registered the common stock underlying the warrants. Please reconcile with the risk factor on page 49 that “we are not registering the shares of common stock issuable upon exercise of the warrants under the Securities Act.” Similarly, we note disclosure on page 12 indicating your intent to register the common stock underlying warrants promptly following consummation of the initial business combination.

This will confirm that the shares of common stock underlying the warrants are being registered with the Registration Statement and the Amendment has been revised to remove any statements that are inconsistent therewith. Please see pages 12, 13, 49, 50 and F-16 in the Amendment.

2.

Please reconcile the amount per share to be placed in the trust. The prospectus cover page reflects $10.10 per share. However, the summary on page 15 and elsewhere in the prospectus reflect $10 per share.

This will confirm that the Amendment includes clear disclosure that $10.10 per share will be deposited in trust. Please see page 16 in the Amendment.

3.

We note the disclosure on page 16 regarding the repayment of a promissory note of $3,400,000 between your sponsor and BCM Europe which promissory note is convertible at the election of either our sponsor or BCM Europe into 680,000 founder shares on or after the commencement of this offering, and the related transactions disclosure on page 129 that your sponsor entered into a promissory note with BCM Europe in the principal amount of $3,400,000 with a maturity date of December 9, 2023 (the “BCM Europe Note”). The proceeds of the BCM Europe Note were used to fund your sponsor’s purchase of the placement units. On or after the consummation of this offering, the BCM Europe Note is convertible at the election of either our sponsor or BCM Europe into 680,000 founder shares. Please clarify whether Bellevue Life Sciences is a party to this agreement. If so, please file as an exhibit. If not, please explain how Bellevue Life Sciences is bound to issue the additional founders shares. Lastly, please provide clear disclosure throughout the prospectus, including the prospectus cover page, the amount of shares of common stock outstanding after the offering, the beneficial ownership table, and risk factors. Clearly reflect the additional dilution to the purchasers in the IPO as a result of this conversion of debt into additional shares.

This will confirm that all of the shares of Common Stock issuable upon conversion of the BCM Europe Note will be Company shares owned by the Sponsor (not newly issued shares by the Company). Accordingly, any such conversion of the BCM Europe Note into shares of Common Stock will not result in any additional dilution or change in the number of shares outstanding after the offering. This will also confirm that the Sponsor and BCM Europe are the sole parties to the BCM Europe Note and the Company is neither a party to nor bound by the BCM Europe Note. Accordingly all share numbers disclosed throughout the Prospectus are accurate. We have included additional disclosure to clarify these points. Please see pages 16, 128, 134, 136 and F-17 in the Amendment.

U.S. Securities and Exchange Commission

May 13, 2022

4.

We note the disclosure on page 67 that immediately prior to closing of this offering, the principal amount of promissory notes used to pay offering expenses and held by the sponsor will be cancelled as part of the private placement and exchanged for 50,000 placement units. Please revise the amount of units and common stock outstanding after the offering throughout the prospectus and the beneficial ownership table to reflect this in the number of shares beneficially owned after the offering.

This will confirm the 50,000 placement units that issuable upon conversion of the Sponsor notes in the aggregate principal amount of $500,000 are included as part of the total 390,000 placement units issued in the Private Placement. and such shares are also accounted for in the shares outstanding after the offering. We have included additional disclosure to clarify these points Please see pages 65, 66, 74, 77 and 129 in the Amendment.

5.

Please file the signed legality opinion. In addition, please remove the assumptions “that any entity that is a party to any of the documents reviewed by us has been duly organized, incorporated or formed, and is validly existing and, if applicable, in good standing under the laws of its respective jurisdiction of organization, incorporation or formation,” “the due authorization, execution and delivery by each party thereto of each document reviewed by us,” “that any amendment or restatement of any document reviewed by us has been accomplished in accordance with, and was permitted by, the relevant provisions of applicable law and the relevant provisions of such document (and/or any other applicable document) prior to its amendment or restatement from time to time,” and “that, on the date of exercise of the Public Warrants, the Company will have sufficient authorized and unissued shares of its Common Stock issuable upon the exercise of such Public Warrants to provide for the issuance of the Warrant Shares issuable thereunder,” as these assumption are overly broad and assume material facts underlying the opinion. For guidance, see Staff Legal Bulletin 19.II.b.3(a).

This will confirm we have included an executed copy of the legality opinion as Exhibit 5 to the Amendment. This will also confirm that we have revised the opinion to remove all of the assumptions to which the Staff had objected with the exception of the assumption relating to the Company having a sufficient number of authorized and unissued shares of its Common Stock upon exercise of the Public Warrants. We believe this is a factual matter and not a legal matter and believe the assumption is appropriate. Please see Exhibit 5 as filed with the Amendment.

We greatly appreciate your time and responsiveness to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer